SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

05059491

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

REGAL-BELOIT CORPORATION RETIREMENT SAVINGS PLAN
(FORMERLY REGAL-BELOIT CORPORATION PERSONAL SAVINGS PLAN)
200 STATE STREET
BELOIT, WISCONSIN 53511

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Regal-Beloit Corporation Retirement Savings Plan (formerly Regal-Beloit Corporation Personal Savings Plan) ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION Retirement Savings Plan (formerly REGAL-BELOIT CORPORATION Personal Savings Plan)

By: REGAL-BELOIT CORPORATION Retirement Savings Plan Administrative Committee and Plan Administrator.

Kenneth F. Kaplan

Kenneth F. Kaplan
for the Administrative Committee

June 28, 2005

Fritz Hollenbach

Fritz Hollenbach
Plan Administrator

June 28, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-25233 of Regal-Beloit Corporation on Form S-8 of our report dated June 15, 2005, appearing in this Annual Report on Form 11-K of Regal-Beloit Corporation Retirement Savings Plan (formerly the Regal-Beloit Corporation Personal Savings Plan) for the year ended December 31, 2004.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 27, 2005

REGAL-BELOIT CORPORATION RETIREMENT SAVINGS PLAN
(Formerly the Regal-Beloit Corporation Personal Savings Plan)

Financial Statements for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
(Formerly the Regal-Beloit Corporation Personal Savings Plan)

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULE:	
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Regal-Beloit Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Regal-Beloit Corporation Retirement Savings Plan (formerly the Regal-Beloit Corporation Personal Savings Plan) (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 15, 2005

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
(Formerly the Regal-Beloit Corporation Personal Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 6,910	$ 552
Investments, at fair value:		
Mutual Funds	83,138,481	26,225,713
Common Collective Trust Funds	38,583,619	18,299,352
Investment in Regal-Beloit Corporation Master Trust	14,712,718	10,632,911
Participant Loans	2,923,461	1,196,803
Total investments	139,358,279	56,354,779
Receivables:		
Employer contributions	303,182	719,898
Participant contributions	101,084	42,219
Accrued interest and dividends	140,931	69,611
Due from brokers	4,567	108,097
Total receivables	549,764	939,825
Total assets	139,914,953	57,295,156
LIABILITIES:		
Due to brokers	183,135	87,897
Accrued administrative fees	3,100	3,100
Total liabilities	186,235	90,997
NET ASSETS AVAILABLE FOR BENEFITS	$ 139,728,718	$ 57,204,159

See notes to financial statements.

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
(Formerly the Regal-Beloit Corporation Personal Savings Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS:		
Employer contributions	$ 739,847	$ 1,215,435
Participant contributions	2,932,401	2,212,526
Participant rollovers	102,856	92,743
Total contributions	3,775,104	3,520,704
INVESTMENT INCOME:		
Net appreciation in fair value of investments	5,231,474	4,217,667
Interest and dividends	1,353,631	599,346
Master trust income	3,531,006	1,395,579
Total investment income	10,116,111	6,212,592
DEDUCTIONS:		
Benefits paid to participants	6,073,292	3,062,896
Administrative fees	30,819	23,678
Transfers (from) to other Company plans	(95,425)	10,782
Total deductions	6,008,686	3,097,356
TRANSFERS IN DUE TO PLAN MERGERS (Note 1)	74,642,030	26,157,145
NET INCREASE	82,524,559	32,793,085
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	57,204,159	24,411,074
End of year	$ 139,728,718	$ 57,204,159

See notes to financial statements.

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
(Formerly the Regal-Beloit Corporation Personal Savings Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following description of the Regal-Beloit Corporation Retirement Savings Plan (formerly the Regal-Beloit Corporation Personal Savings Plan) (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General—The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the "IRC"). The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company.

Effective November 11, 2004, the Regal-Beloit Corporation Savings and Protection Plan, the Marathon Electric Salaried Employees' 401(k) Plan, the Marathon Electric 401(k) Savings Plan, and the Leeson Electric 401(k) Plan were merged into the Plan. Assets due to this merger of $74,642,030 were completely transferred on December 7, 2004.

Effective November 24, 2003, the Regal-Beloit Profit Sharing Plan merged into the Plan. Assets transferred at that date were $26,157,145.

Plan Administration—Marshall & Ilsley Trust Company (the "Trustee") is trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions—Eligible employees can contribute an amount up to 100% of compensation as defined by the Plan subject to certain limitations under the IRC. The Plan also allows "catch-up" contributions for those participants age 50 or over, in addition to the actual deferral amount.

All participating Regal-Beloit Corporation Mechanical Group and Corporate employees, except full-time bargaining unit employees of the Illinois Gear division, receive an employer match equal to 50% of the first 3% of a participant's deferral. The Plan also provides for discretionary contributions subject to the Board of Director's authorization. This amount is currently 2% of a participant's base salary. Discretionary contributions of $ 703,359 and $708,587 were made to the Plan for 2004 and 2003 respectively.

The Company's contribution to full-time bargaining unit employees of the Illinois Gear Division of the Regal-Beloit Corporation consists of an annual contribution fixed by the collective bargaining agreement. Annual amounts are contributed to the Plan on or about August 1. Company contributions were $480 for 2004 and 2003, to each participant who had a full year of credited service as of July 31 of each year. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

For salaried employees of Marathon Electric Manufacturing Corporation and, from August 30, 2004, Regal-Beloit Electric Motors, Inc. (wholly-owned subsidiaries of Regal-Beloit Corporation), who are not members of a collectively-bargained unit, or employed at the Blytheville, Arkansas location, the Company makes a 50% matching contribution of the participant's contribution up to 5% of pretax annual income.

The Plan covers all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation and its subsidiary, the Marathon Special Products Corporation, and substantially all salaried employees of its Blytheville subsidiary. The Company currently matches 50% of the portion of an employee's contribution up to 5% of pretax income for employees represented by Local 1791 I.B.E.W.; 4% for employees represented by Teamsters Local 446; and 3% for hourly employees at the West Plains, Lebanon, Brownsville, and Blytheville facilities. For employees represented by Local 1076 I.B.E.W., the Company matched 35% of an employee's contribution up to 4% of pretax income, through March 31, 2004, and 40% of an employee's contribution up to 4% of pretax income, beginning April 1, 2004. There is no Company match for Lima facility participants. Lima employees who are employed on January 1, and who complete their probationary period by that date, received a Company contribution of $1,150 and $1,100 for 2004 and 2003, respectively, for one year's service and a prorated amount for less than one year's service.

Employees of the Leeson Electric Corporation, a wholly-owned subsidiary of the Regal-Beloit Corporation, who are participants, receive a Company match of 50% of the first 4% of compensation contributed. The Company may also make discretionary match and/or profit sharing contributions. The Company made no discretionary contributions in 2004 or 2003.

Vesting—Participants at all times have a fully vested interest in individual contribution accounts. Company matching contributions are subject to a three year cliff vesting. Corporate and Mechanical Group profit sharing balances have a seven year step vesting.

Forfeited Accounts—At December 31, 2004 and 2003 there were no forfeited accounts. In the event of a forfeited account, the forfeitures are first used to pay Plan expenses for the Plan year following the Plan year in which the forfeitures occur. Any remaining forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur.

Benefit Payments—Distributions of participants' accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant or upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants are able to change their investment options in 1% increments, 12 times per quarter.

The following funds are available to participants: M&I Stable Principal Fund, Regal-Beloit Corporation Master Trust, Strong Opportunity Fund, Pimco Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, Baron Asset Fund—Growth & Income Fund, Templeton Foreign Fund and ABN AMRO/Chicago Cap Growth Fund Class N.

Participant Loans—The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance for participants up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 4.0% to 6.75% as of December 31, 2004 and 4.0% to 11.0% as of December 31, 2003) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

Plan Termination—The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—Investment purchases and sales are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Plan investments, except the M&I Stable Principal Fund, are reported at fair value as determined through reference to published market values. The M&I Stable Principal Fund is a common collective trust that invests in fully benefits responsive investment contracts. The investment is valued at contract value which approximates fair value. Participant loans are stated at cost which approximates fair value.

Benefit Payments—Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2004 and 2003.

Use of Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

The Plan invests in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

Administrative Expenses—The Plan pays all administrative expenses.

Transfers—Prior to November 11, 2004, the Company also sponsored several other 401(k) plans. If an employee's status changed during the year, their account balance was transferred into the corresponding plan.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2004 and 2003. All investments are participant directed.

	December 31,	
	2004	2003
M&I Stable Principal Fund*, 38,853,619 and 18,299,352 shares, respectively	$38,583,619	$18,299,352
Dodge & Cox Balanced Fund, 243,097 and 77,471 shares, respectively	19,289,764	5,658,482
ABN AMRO/Chicago Cap Growth Fund Class N, 664,536 and 176,030 shares, respectively	15,377,355	3,867,380
Regal-Beloit Corporation Master Trust*, 441,044 and 419,430 units, respectively	14,712,718	10,632,911
Strong Opportunity Fund, 283,695 and 237,996 shares, respectively	13,163,441	9,388,951
Vanguard 500 Index Fund, 117,596 and 25,951 shares, respectively	13,128,376	2,664,348
AIM Basic Value Fund, 252,707 and 15,254 shares, respectively	8,192,763	446,031
Pimco Total Return Fund, 518,232 and 294,352 shares, respectively	5,529,530	3,152,514

*Represents party-in-interest.

During 2004 and 2003, the Plan's investments other than investment in the Regal-Beloit Corporation Master Trust (including investments bought, sold and held during the year) appreciated in value as follows:

	2004	2003
Net appreciation in fair value of investments:		
Mutual Funds	$5,231,474	$4,217,667

4. INVESTMENT IN MASTER TRUST

For the period ended December 7, 2004, the Plan's investment in Company stock was commingled with the investment in Company stock of four other Company plans in the Regal-Beloit Corporation Master Trust (the "Master Trust"). Subsequent to December 7, 2004, the Plan is the only participant in the Master Trust. Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The fair value of the assets held in the Master Trust as of December 31, 2004 and 2003 is as follows:

	2004	2003
Regal-Beloit Corporation Common Stock	$ 14,479,032	$ 12,306,888
Marshall Money Market Fund	172,881	123,023
Accrued income	60,805	88,992
Total assets of the Master Trust	$ 14,712,718	$ 12,518,903

At December 31, 2004 and 2003, the Master Trust held 505,285 and 559,404 shares of Regal-Beloit Corporation Common Stock, respectively.

Allocations of assets of the Master Trust to participating plans as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Retirement Savings Plan (formerly the Regal-Beloit Corporation Personal Savings Plan)	$ 14,712,718	100.00 %	$ 10,632,911	84.93 %
Marathon Electric Salaried Employees' 401(k) Savings Plan	-	-	937,251	7.49
Regal-Beloit Corporation Savings and Protection Plan	-	-	624,402	4.99
Marathon Electric 401(k) Savings Plan	-	-	276,723	2.21
Leeson Electric 401(k) Plan	-	-	47,616	0.38
Total Assets of the Master Trust	$ 14,712,718	100.00 %	$ 12,518,903	100.00 %

Master Trust income for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Investment income:		
Interest and dividend income	$ 261,454	$ 330,491
Net appreciation in fair value of Regal-Beloit Corporation common stock	3,468,462	958,218
Total Master Trust income	$3,729,916	$ 1,288,709

A pro rata portion of this income has been allocated to the Regal-Beloit Corporation Retirement Savings Plan (formerly the Regal-Beloit Corporation Personal Savings Plan).

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value.

6. INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan received a favorable IRS determination letter from the IRS on November 26, 2004. The Plan's management also believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. RELATED-PARTY TRANSACTIONS

Plan assets are invested in a common collective fund managed by the Trustee. Fees paid by the Plan for investment management services are included as a reduction of the return earned by the Fund. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8. RECONCILIATION OF NET ASSETS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	December 31,	
	2004	2003
Net Assets Per Modified Cash Basis Form 5500	$139,327,552	$56,445,142
Contributions Receivable	404,266	762,117
Accrued Administrative Fees	(3,100)	(3,100)
Net Assets Per Statement of Net Assets Available for Benefits	$139,728,718	$57,204,159

	Year Ended December 31,	
	2004	2003
Contributions per Modified Cash Basis Form 5500	$4,132,955	$2,778,160
Change in Contributions Receivable	(357,851)	742,544
Contributions Per Statement of Changes in Net Assets Available for Benefits	$3,775,104	$3,520,704

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
(Formerly the Regal-Beloit Corporation Personal Savings Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marshall & Ilsley*	M&I Stable Principal Fund	$ 38,583,619
Dodge & Cox	Dodge & Cox Balanced Fund	19,289,764
ABN AMRO	Chicago Cap Growth Fund Class N	15,377,355
Regal-Beloit Stock Fund*	Regal-Beloit Corporation Master Trust	14,712,718
Strong Funds	Strong Opportunity Fund	13,163,441
Vanguard Group	Vanguard Index 500 Fund	13,128,376
AIM	AIM Basic Value Fund Class A	8,192,763
Pimco	Pimco Total Return Fund	5,529,530
Baron	Baron Asset Fund - Growth & Income Fund	4,670,996
Templeton	Templeton Foreign Fund	3,786,256
Loans to participants*	Loans (interest rates ranging from 4.0% to 6.75%)	2,923,461
TOTAL ASSETS (HELD AT END OF YEAR)		$ 139,358,279

* Represents party-in-interest.